IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                                        )
THIRD POINT LLC, THIRD POINT            )
OFFSHORE FUND, LTD., THIRD POINT        )
PARTNERS LP, THIRD POINT ULTRA          )
LTD., LYXOR/THIRD POINT FUND LTD.,      )
and THIRD POINT PARTNERS                )
QUALIFIED LP,                           )
                                        )
                    Plaintiffs,         )      C.A. No.
                                        )
              v.                        )
                                        )
TXCO RESOURCES, INC., JAMES E.          )
SIGMON, ALAN L. EDGAR, DENNIS B.        )
FITZPATRICK, JON MICHAEL                )
MUCKLEROY, MICHAEL J. PINT, ROBERT      )
L. FOREE, JR., and JAMES L. HEWITT,     )
                                        )
                    Defendants.         )



                     VERIFIED COMPLAINT FOR DECLARATORY AND
                     --------------------------------------
                               INJUNCTIVE RELIEF
                               -----------------

                              NATURE OF THE ACTION

     1. This action is commenced pursuant to 8 Del. C. ss. 225 by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP (collectively, "Third Point"), which collectively own and control over 8% of the outstanding common stock of TXCO Resources, Inc. ("TXCO" or the "Company"). Third Point seeks to nullify TXCO's January 11, 2008 appointment of a director, James L. Hewitt, to the TXCO board because it is the product of a breach of fiduciary duty and is designed to, and will, interfere with the stockholder vote in connection with the upcoming election of directors at the Company's annual meeting, currently scheduled for May 9, 2008 (according to TXCO's public filings).

     2. Third Point has announced that it intends to run a slate of three directors at TXCO's 2008 annual meeting. Just weeks after Third Point's announcement, Defendants stated that they had conducted a "year-long" search and finally filled a "vacancy" on the board of directors. The practical impact of Defendants' conduct, if allowed to stand, will be to increase the size of the TXCO board from six to seven members. This will impede Third Point's efforts to seek three out of six seats on TXCO's board and the valuable opportunity for TXCO's stockholders to elect directors who would constitute 50% of the board and would, therefore, have a very meaningful impact upon the management and direction of the Company.

     3. TXCO has a six-member board of directors which is divided into three classes. Three seats (for the directors serving in Class A) are up for election in 2008, one seat (for the sole director serving in Class B) is up for election in 2009, and two seats (for the directors serving in Class C) are up for election in 2010.

     4. On November 28, 2007, Third Point LLC announced that it intends to run a slate of three nominees for the Class A seats up for election at TXCO's 2008 annual stockholder meeting. If successfully elected, Third Point's nominees will comprise half of the six-member board. In a Schedule 13D announcing its intent to run a slate, Third Point made clear that:

          Because half of the Board is to be elected at the 2008 Annual Meeting, [Third Point] believe[s] that the 2008 Annual Meeting presents the Company's shareholders with a timely and exceedingly important opportunity to ensure that the Company effectively capitalizes on the value of its development opportunities while properly identifying and managing the risks associated with those ventures.

The Schedule 13D also disclosed the following:

          The Reporting Persons caution the Board not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting and warn that if any such steps are taken the Reporting Persons will seek to hold the Board to account.

     5. TXCO and its board did not heed Third Point's caution. On January 14, 2008, TXCO suddenly and surprisingly announced that the Company's board of directors had elected and appointed Mr. James L. Hewitt ("Hewitt") to serve as a Class B director. The Company's January 14, 2008 press release ("January 14 Press Release," attached hereto as Exhibit A) disclosed that Hewitt was "filling a vacancy created by the retirement of Stephen M. Gose Jr." Mr. Gose - the Company's former chairman - had retired more than thirteen months before, in December 2006. The January 14 Press Release further indicated that Hewitt's term would expire at the annual meeting of stockholders in 2009 and quoted defendant James E. Sigmon, TXCO's Chairman, President and CEO: "We have sought out a board member with extensive financial experience, which will be a vital asset to the Company as TXCO continues to grow and develop."

     6. TXCO's January 14, 2008 announcement that, in effect, a "seventh slot" on the TXCO board existed and had been filled is flatly inconsistent with the Company's own 2007 proxy disclosures, months after Mr. Gose's resignation from the board, that the board had fixed the number of directors at six. The April 10, 2007 proxy statement disseminated in connection with TXCO's May 2007 Annual Meeting unambiguously stated: "Our Amended and Restated Bylaws authorize our Board of Directors to fix the number of directors at a number no less than one and no more than 10. Our Board of Directors presently consists of six members, with three directors serving in Class A, one director serving in Class B, and two directors serving in Class C. The number of directors has been fixed at six in connection with the [2007]

Meeting." (TXCO Proxy Statement dated April 10, 2007 ("2007 Proxy Statement") at page 2; emphasis added)

     7. At no point during 2007 did the Company make any public disclosure that the number of directors was fixed at a number other than six. Nor did the Company make any disclosures concerning a purported "vacancy" created by the December 2006 retirement of a director, or the efforts being made (if any) to fill the purported vacancy. Only after being notified, on November 28, 2007, that Third Point intended to run a slate of three directors for the six-member board did TXCO suddenly announce that the board had "sought out a board member with extensive financial experience" and that a "vacancy" on a purported seven-member board had been filled by defendant Hewitt.

     8. TXCO's January 14 Press Release did not disclose that the TXCO board's size had been reduced to six in connection with the 2007 annual meeting and that there was, in fact, no "vacancy" to be filled. The January 14 Press Release and the accompanying Form 8-K filing were designed to create the misleading impression that Hewitt's appointment was unconnected to Third Point's announcement that it intended to wage a proxy contest to replace half of the TXCO board. Although the January 14 Press Release stated that Hewitt was "filling a vacancy" created by the resignation of Mr. Gose, that vacancy had, in fact, been eliminated in April 2007 when the board reduced the size of the board to six members.

     9. The Form 8-K accompanying the January 14 Press Release stated that the Company had embarked on a "year-long" search which resulted in the January 2008 appointment of Hewitt. This statement was a further attempt to give stockholders the impression that Hewitt was filling a void left by the December 2006 resignation of Mr. Gose. Hewitt - who was touted as "a board member with extensive financial experience" - was not filling a "void" created by

Mr. Gose, who was a geologist by training. Yet further doubt regarding the TXCO board's true reasons for appointing Hewitt is raised once Hewitt's "extensive financial experience" is compared to the very significant financial experience of the existing TXCO board members, three of whom collectively have decades of extensive financial and banking experience. Two directors qualify as audit committee financial experts under governing SEC rules. One (director Pint) is a former state banking commissioner and former CFO of the Federal Reserve Bank of Minnesota and has held the office of chairman, president and director of 40 different banks and bank holding companies throughout the country. Another (director Fitzpatrick) is a chartered financial analyst and the president of an investment management firm. Still another (director Edgar) has held senior positions at nationally-recognized investment banks and has been involved in energy-related investment banking and equity analysis for 25 years. The January 14 Press Release failed to explain why the six-member TXCO board needed Hewitt's commercial banking experience and how Hewitt's experience was materially or substantively different from those of existing board members.

     10. The TXCO board's appointment of Hewitt to fill a purported vacancy is little more than an attempt to increase the size of the board from six to seven members in the face of a challenge that would ask TXCO's stockholders to replace half of the incumbent board. Defendants' conduct will frustrate and impede Third Point's ability to wage an effective proxy contest and to replace half of the TXCO board. If defendants' appointment of Hewitt to the board is allowed to stand, Third Point will have lost the extremely valuable opportunity to gain a 50% representation on the board and instead be limited to seeking a minority (three out of seven) position on the board. Such conduct will also preclude TXCO's stockholders from voting for a slate that comprises half of the TXCO board and who, if successfully elected, can exercise very meaningful influence on TXCO's board. Defendants have offered no legitimate justification for such conduct.

     11. The TXCO board's conduct in filling a purported vacancy with defendant Hewitt had no proper purpose. Rather, upon information and belief, the TXCO board acted for the improper purpose of obstructing the legitimate efforts of Third Point in the exercise of its rights to undertake a proxy contest to replace half of the incumbent board and to ensure that incumbent directors retain control of the board after the annual meeting of stockholders. Such a purpose is clearly illegitimate and improper under Delaware law.

                                BACKGROUND FACTS

The Plaintiffs
--------------

     12. Third Point LLC is a Delaware limited liability company and serves as the investment manager or advisor to a variety of funds that directly own TXCO common stock. Those funds - Plaintiffs Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP ("Third Point Funds") - currently directly own 2,820,000 shares of TXCO common stock comprising approximately 8% of the Company's outstanding voting power. The Schedule 13D disclosed that the Third Point Funds had expended over $34 million of their own investment capital to purchase the 2,750,000 shares reported as owned in the November 28, 2007
Schedule 13D filing. On January 18, 2008, various Third Point Funds purchased an additional 70,000 shares of TXCO common stock. In addition, although it carries no voting rights, Third Point has entered into a standardized equity swap agreement with an institutional counterparty under which it has acquired the economic benefits, and assumed the economic risks, of owning 1,130,000 shares of TXCO common stock.

     13. Third Point has informed the Company, in its Schedule 13D filed on November 28, 2007, that it "believe[s] that the potential value in the Company's existing development projects has not been adequately recognized in the market price of the Common Stock" and that Third Point has "concerns about the Company's ability to manage the opportunities presented by those projects given what [Third Point] believe[s] to be management's lack of development experience and technical expertise." The Schedule 13D further states that "[a]s a result of these concerns, the Reporting Persons intend to nominate at the 2008 annual meeting of the Company's shareholders (the `2008 Annual Meeting') individuals who, if elected as directors at the 2008 Annual Meeting, would constitute half of the Company's board of directors." (Third Point Schedule 13D at page 4)

TXCO
----

     14. Defendant TXCO is a Delaware Corporation with its principal place of business in San Antonio, Texas. TXCO was formerly known as The Exploration Company of Delaware, Inc. and is an independent oil and gas enterprise with interests in the Maverick Basin, the onshore Gulf Coast region and the Marfa Basin of Texas, and the Midcontinent region of western Oklahoma. According to its most recent public filings, TXCO has 34,162,619 shares of common stock outstanding, which trade on NASDAQ's Global Select Market under the "TXCO" symbol.

     15. Article Sixth of TXCO's Certificate of Incorporation broadly provides that the terms of office for members of the TXCO board of directors shall be divided into three classes - Class A, Class B and Class C - and directors in those classes shall each serve as directors for staggered three-year terms. Article Sixth of the Certificate further provides that vacancies shall, unless otherwise required by law or by board resolution, "be filled only by a majority vote of the directors then in office . . . and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires . . . ."

     16. TXCO's Amended and Restated Bylaws (the "Bylaws") provide that the TXCO board of directors "shall consist of no less than one (1) nor more than ten (10) directors." Amended and Restated Bylaws, Art. III, ss. 2.

The Individual Defendants
-------------------------

     17. Defendant Michael J. Pint has served as a TXCO director since May 1997. He is a Class C director, and his term expires in 2010. Mr. Pint has been a member of the Audit Committee of TXCO's board since June 1997 and served as its Chairman from April 1998 to May 2006. Mr. Pint also serves as an Audit Committee Financial Expert, as defined by the SEC. According to the 2007 Proxy Statement, Mr. Pint has more than 38 years banking experience, serving in the bank regulatory arena as well as in the capacity of chairman, president and director of 40 different banks and bank holding companies throughout the country. Previous bank regulatory and management positions include a four-year term as Commissioner of Banks of Minnesota and Chairman of the Minnesota Commerce Commission and Senior Vice-President and Chief Financial Officer of the Federal Reserve Bank of Minneapolis, Minnesota.

     18. Defendant James E. Sigmon has served as the Company's President and Chief Executive Officer since February 1985. Mr. Sigmon is a Class C director, and his term expires in 2010. Mr. Sigmon, who has served as a director since 1984, was elected Chairman of the TXCO board in December 2006, following the retirement of Stephen M. Gose, Jr.

     19. Defendant Dennis B. Fitzpatrick was appointed to the TXCO board in December 2005. Mr. Fitzpatrick is a Class A director, and his term expires in 2008. Mr. Fitzpatrick serves on the Audit, Compensation, and Governance and Nominating

Committees. Since May 2006 Mr. Fitzpatrick has served as Chairman of the Audit Committee, and he, too, is an Audit Committee Financial Expert, as defined by the SEC. Mr. Fitzpatrick has been the President and CEO of D.B. Fitzpatrick & Co., Inc., an investment management firm based in Boise, Idaho, since 1984. According to the 2007 Proxy Statement, Mr. Fitzpatrick is a chartered financial analyst and holds a doctorate in finance and a bachelor's degree in applied mathematics from the University of Colorado. Prior to organizing D.B. Fitzpatrick & Co., Inc., Mr. Fitzpatrick taught corporate finance and related courses at the University of Idaho, Boise State University and the University of Colorado.

     20. Defendant Jon Michael Muckleroy was appointed to the TXCO board of directors in December 2005. Mr. Muckleroy is a Class A director, and his term expires in 2008. Mr. Muckleroy serves on the Audit, Compensation, and Governance and Nominating Committees. According to the 2007 Proxy Statement, Mr. Muckleroy has managed a private oil and gas investment portfolio since retiring as Chairman and CEO of Enron Liquid Fuels in 1993. Mr. Muckleroy received a bachelor's degree in finance and marketing from Southern Methodist University and has been employed in numerous executive positions in the energy industry.

     21. Defendant Robert L. Foree, Jr. has served as a director since May 1997 and as a member of the Audit and Compensation Committees of the Board of Directors since June 1997. Mr. Foree is a Class A director, and his term expires in 2008. He has been a member of the Governance and Nominating Committee and served as its Chairman since its inception in May 2001. According to the 2007 Proxy Statement, Mr. Foree has been active in the exploration and development of oil and gas properties and currently serves as the President of a Dallas-based private oil and gas exploration and production company.

     22. Defendant Alan L. Edgar has served as a director since May 2000, and as a member of the Compensation Committee of the Board of Directors from that time until February 2004. Mr. Edgar is a Class B director, and his term expires in 2009. He also served as a member of the Audit Committee from May 2000 through February 2004. According to the 2007 Proxy Statement, Mr. Edgar has been involved in energy related investment banking and equity analysis for over 35 years. Since 1998, Mr. Edgar has served as President of a privately held company specializing in exploration and production related mergers and acquisitions advisory and financing. Mr. Edgar's previous energy investment banking experience includes serving as Managing Director and Co-Head of the Energy Group of Donaldson, Lufkin & Jenrette Securities, Inc. (Credit Suisse First Boston), from 1990 to 1997, as Managing Director of the Energy Group of Prudential-Bache Capital Funding from 1987 to 1990 and as Corporate and Research Director of Schneider, Bernet & Hickman, Inc. (Thompson, McKinnon) from 1972 through 1986.

     23. According to a Form 8-K filed by TXCO on January 14, 2008, James L. Hewitt was elected by the TXCO board to serve as a director on January 11, 2008. The January 14 Press Release states that the board elected and appointed Hewitt to fill a purported vacancy created by the December 2006 retirement of Stephen
M. Gose, Jr. Mr. Gose was a Class B director, whose term would have expired in 2009. Thus, if properly elected to the TXCO board, Hewitt's term would expire in 2009.

The December 2006 Retirement of Stephen M. Gose, Jr.
----------------------------------------------------

     24. On December 11, 2006 the Company announced that, on December 7, 2006, the TXCO board of directors had received a notice of resignation from Stephen M. Gose, Jr., a director and Chairman of the TXCO board. Mr. Gose, a geologist by training, had served as Chairman of the TXCO board since 1984. James E. Sigmon was elected by the board of directors to replace Mr. Gose as Chairman of the TXCO board. The December 11, 2006 press release announcing Mr. Gose's retirement stated:
"Continuing on the board are Alan L. Edgar, Robert L. Foree Jr., Michael J. Pint, Dennis B. Fitzpatrick and Jon Michael Muckleroy."

     25. At no point in the thirteen months following the announcement of Mr. Gose's retirement was there any disclosure to TXCO stockholders concerning any alleged "vacancy" on TXCO's board of directors created by Mr. Gose's resignation, or the steps, if any, taken by the board to search for candidates to fill that "vacancy."

The May 2007 Annual Meeting: The TXCO Board
Fixes the Size of the Board At Six Members.
-------------------------------------------

     26. The Company held its annual meeting of stockholders on May 11, 2007. In connection with that meeting, the Company disseminated the 2007 Proxy Statement. There was no hint in the 2007 Proxy Statement that the TXCO board actually comprised seven members and that there was an unfilled vacancy created by the retirement of Mr. Gose five months earlier. To the contrary, the 2007 Proxy Statement (at page 2, emphasis added) makes it crystal clear that TXCO had a six-person board, not a seven-person board with a vacancy:

          Our Restated Certificate of Incorporation provides that the terms of office of the members of our Board of Directors be divided into three classes, Class A, Class B and Class C, the members of which serve for staggered three-year terms. The terms of the current Class A, Class B and Class C directors are set to expire at the annual meeting of stockholders in 2008, 2009 and 2007, respectively. Our Amended and Restated Bylaws authorize our Board of Directors to fix the number of directors at a number no less than one and no more than 10. Our Board of Directors presently consists of six members, with three directors serving in Class A, one director serving in Class B, and two directors serving in Class C. The number of directors has been fixed at six in connection with the [2007 Stockholder] Meeting.

Third Point Notifies the Company of Its Intention to Wage a Proxy Contest and Seek 50% Representation on the Company's Board of Directors.
-----------------------------------------------------------------------------

     27. On November 28, 2007, Third Point LLC filed a Schedule 13D in which it disclosed that it may be deemed to have beneficial ownership of 2,750,000 shares of TXCO common stock, which comprised approximately 8% of the Company's outstanding voting power. The Schedule 13D made it clear that Third Point intends to nominate at the 2008 annual meeting three individuals to serve as Class A directors and that, if elected, Third Point's nominees would comprise three out of six members on the TXCO board of directors. The Schedule 13D also expressed concern regarding the Company's ability to manage the opportunities presented by its development projects and management's lack of development experience and technical expertise. The Schedule 13D cautioned the TXCO board "not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting" and warned that "if any such steps are taken the Reporting Persons will seek to hold the Board to account."

TXCO Suddenly Announces That It Has Filled the Purported Vacancy Created By the 13-Month Old Resignation of Stephen M. Gose, Jr.
-------------------------------------------------------------------------------

     28. On January 14, 2008, TXCO issued a press release stating that the TXCO board of directors had elected and appointed Hewitt as an independent Class B director "filling a vacancy created by the retirement of Stephen M. Gose, Jr. in December 2006. Mr. Hewitt will complete Mr. Gose's term as a Class B director, which extends until the Company's 2009 annual meeting." The January 14 Press Release described Hewitt's financial qualifications and quoted defendant Sigmon as follows: "Mr. Hewitt brings valuable expertise to the board . . . [w]e have sought out a board member with extensive financial experience, which will be a vital asset to the Company as TXCO continues to grow and develop."

     29. The January 14 Press Release did not disclose, as the 2007 Proxy Statement made clear, that the TXCO board only comprised six - not seven - members. Indeed, if the 2007 Proxy Statement was truthful and accurate, there was no "vacancy" to be filled. Rather, the TXCO board, in effect, created a new directorship after Third Point had publicly announced its 8% ownership position and intention to wage a proxy contest in which it would seek three board seats on the six-member board. The practical effect of Hewitt's appointment, if allowed to stand, is that the TXCO board now comprises seven members. Thus, at most, Third Point will be able to seek, and TXCO's stockholders will be able to elect, only three out of seven seats - a minority position - on the TXCO board at the upcoming annual meeting of stockholders.

     30. The January 14 Press Release attempted to justify Hewitt's appointment by creating the impression that he was being appointed to fill the vacancy dating back to Mr. Gose's December 2006 retirement. By attempting to "relate back" to Mr. Gose - through referring to a "vacancy" for which TXCO "sought out a board member with extensive financial experience" - the TXCO board sought to disguise its creation of a new directorship in the face of an election challenge by stockholders. That Hewitt's appointment was made for an improper purpose is confirmed by the fact - nowhere disclosed in the January 14 Press Release - that the TXCO board already has three board members who have decades of significant financial experience, and two already qualify as audit committee financial experts under the SEC rules.

     31. The January 14 Press Release is silent as to how Hewitt's "extensive financial experience" for which the Company purportedly did a "year-long" search differs materially and substantively from that of the existing board of directors.

                                IRREPARABLE HARM

     32. Third Point and TXCO's other stockholders will suffer irreparable harm absent the injunctive and declaratory relief sought herein. TXCO's stockholders, including Third Point, are entitled to know the composition of the TXCO board prior to TXCO's annual meeting currently scheduled (according to TXCO's own public filings) for May 9, 2008. It is clearly material to TXCO's stockholders whether Third Point, one of TXCO's single largest stockholders, is waging a proxy contest for 50% representation on TXCO's board or a minority position. Absent a final judicial determination on that point sufficiently prior to the May 9, 2008 stockholder meeting, Third Point and TXCO's other stockholders face irreparable injury. Third Point and TXCO's stockholders will also suffer irreparable harm because they will lose the ability to replace half of the TXCO board of directors. In addition, every day that defendant Hewitt occupies a position on the TXCO board that he has no lawful right to occupy constitutes irreparable harm to stockholders.

                                     COUNT I

                    (BREACH OF FIDUCIARY DUTY FOR INTERFERING
                          WITH STOCKHOLDER FRANCHISE)

     33. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     34. Defendants owe fiduciary duties of loyalty, due care and good faith to the stockholders of TXCO, including Third Point.

     35. Defendants have breached their fiduciary duties because they are engaged in a course of conduct which has impeded, and will continue to impede, the effectiveness of the stockholder vote at the upcoming election of directors. In response to a notification by a dissident stockholder that it intends to seek to replace half of the incumbent board at the May

2008 annual stockholders meeting, defendants in effect created, and then filled, a new directorship on the TXCO board.

     36. Defendants' conduct was an unreasonable and unjustifiable response to Third Point's notification that it intended to wage a proxy contest to replace half the TXCO board. The impact of defendants' wrongful conduct is to immediately increase the size of the board from six to seven members and, thereby, preclude Third Point from seeking to replace half of the seats on the TXCO board at the upcoming contested election of directors. Defendants' conduct is also preclusive because it will deprive TXCO's stockholders from voting in favor of a slate that would comprise 50% of the TXCO board. Defendants' conduct is also coercive because it, in effect, forces TXCO's stockholders to elect - at most - a minority, rather than half, of the TXCO board.

     37. Defendants' public explanation for appointing defendant Hewitt to the TXCO board lacks credibility and is patently inadequate to discharge defendants' burden of justifying the election and appointment of defendant Hewitt to the TXCO board.

     38. Plaintiffs have no adequate remedy at law.

                                    COUNT II

                   (BREACH OF FIDUCIARY DUTY FOR MANIPULATION
                           OF THE CORPORATE MACHINERY)

     40. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     41. The Company's Restated and Amended Bylaws and Certificate of Incorporation broadly allow directors to fill vacancies. However, a board of directors cannot manipulate the corporate machinery for improper and/or inequitable purposes.

     42. Defendants' election and appointment of Hewitt to the TXCO board was, upon information and belief, made for an improper and inequitable purpose, to wit, to interfere with the rights of TXCO's stockholders to wage an effective proxy contest and gain control over half of the TXCO board of directors.

     43. In light of, inter alia, the timing of the TXCO board's conduct, the disclosures in the 2007 Proxy Statement fixing the size of the TXCO board at six, and the qualifications and experience of existing members of the TXCO board, there is cogent and persuasive evidence that the TXCO board's conduct in creating a new directorship and then filling it with defendant Hewitt had no legitimate or proper purpose. Rather, the evidence suggests that defendants' conduct was primarily motivated by a desire to interfere with (i) Third Point's effort to seek representation on half of the TXCO board, (ii) the rights of TXCO's stockholders to elect directors that would constitute half of the TXCO board of directors.

     44. Defendants have no compelling justification for their conduct in appointing Hewitt to the TXCO board.

     45. Plaintiffs have no adequate remedy at law.

                                    COUNT III

                   (BREACH OF FIDUCIARY DUTY OF LOYALTY, GOOD
                              FAITH, AND DUE CARE)

     46. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     47. Defendants owe duties of loyalty, good faith and due care to TXCO's stockholders, including Third Point.

     48. Defendants' conduct in appointing Hewitt to the board will have the effect of thwarting Third Point's efforts to wage an effective proxy contest and to seek half of the seats on the TXCO board. The evidence from the public record suggests that defendants' primary purpose in appointing Hewitt to the TXCO board was also to perpetuate control of the incumbent board. Defendants' conduct is preclusive because it will deprive TXCO's stockholders from voting in favor of a slate that will, if successful, constitute half the TXCO board. This is a valuable and meaningful opportunity to influence management and direction of the Company. Defendants' creation of a new directorship and filling it with Hewitt is also coercive because it will force TXCO's stockholders (including Third Point) to elect, at best, a minority position on the TXCO board.

     49. Defendants' conduct violates the fiduciary duties of loyalty, good faith and due care. 50. Plaintiffs have no adequate remedy at law.

                                    COUNT IV

                         (BREACH OF DUTY OF DISCLOSURE)

     51. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     52. The 2007 Proxy Statement represented that the TXCO board was comprised of six, not seven, members. However, the January 14 Press Release, in effect, states that TXCO board was comprised of seven, not six, members and that there was an unfilled vacancy created by the retirement of Stephen M. Gose, Jr. in December 2006.

     53. Defendants' failure accurately to disclose, as the 2007 Proxy Statement makes crystal clear, that the size of the TXCO board was, and is, fixed at six directors rather than seven constitutes a failure to disclose a material fact.

     54. Defendants' January 14 Press Release was designed to give the misleading impression that Hewitt was appointed to fill a bona fide need for financial experience on

TXCO's board of directors. Defendants' publicly-stated reasons for appointing Hewitt to the TXCO board were, upon information and belief, pretextual. Among other things, the timing of defendants' conduct, as well as the composition and experience of the existing board members, creates a strong inference that Hewitt's appointment was intentionally designed to interfere with the voting rights of Third Point and other TXCO stockholders, rather than fill a genuine need on the TXCO board for a director with Hewitt's financial experience as the January 14 Press Release stated.

     55. Defendants' failure to disclose that the primary purpose of appointing defendant Hewitt to the TXCO board was to impede Third Point from seeking half of the seats on the TXCO board constitutes a failure to disclose a material fact.

     56. Defendants' January 14 Press Release also failed to disclose a number of additional material facts. For example, Defendants failed to disclose that several TXCO board members already have "extensive financial experience" that was allegedly sought by the TXCO board in the search for Mr. Gose's successor. Defendants also failed to explain how Hewitt's financial experience is different from the substantial financial experience of several other board members, and why the Company required such specific financial experience from the successor to Mr. Gose (who himself was a geologist). Defendants also failed to disclose any details regarding the alleged search undertaken by the Company for Mr. Gose's successor except for a cryptic comment in the Form 8-K accompanying the January 14 Press Release that the search had been "year-long."

     57. Plaintiffs have no adequate remedy at law.


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


     WHEREFORE, plaintiffs respectfully requests that this Court enter Judgment against defendants and in favor of plaintiffs, and that the Court issue an Order and Judgment:

     (a) Declaring that the TXCO board currently comprises of six directors, namely, directors Pint (Class C), Sigmon (Class C), Fitzpatrick (Class
          A), Muckleroy (Class A), Foree (Class A) and Edgar (Class B);

     (b) Nullifying the appointment and election of James L. Hewitt to the TXCO board of directors on or about January 11, 2008 and declaring that such appointment and election was invalid, null and void and of no legal effect;

     (c) Declaring that defendants have violated their fiduciary duties to plaintiffs and to TXCO's stockholders by their adoption of measures that were intended to interfere with and impede the stockholder franchise;

     (d) Declaring that defendants have violated their fiduciary duties of loyalty, good faith, due care and disclosure;

     (e) Enjoining defendants from taking any action to seat James L. Hewitt as a TXCO director;

     (f) Requiring defendants to make prompt, corrective disclosures of material facts;

     (g) Enjoining defendants from amending TXCO's bylaws or altering the size of TXCO's board of directors where such conduct would have the effect of impeding or interfering with Third Point's efforts to seek to replace half the TXCO board at the 2008 TXCO annual meeting of stockholders;

     (h) Enjoining defendants, preliminarily and permanently, from further violating their fiduciary duties;

     (i) Awarding plaintiffs the costs and disbursements of this action together with reasonable attorneys' fees; and

     (j) Awarding plaintiffs such other and further relief as the Court may deem just and proper.

                                        YOUNG CONAWAY STARGATT
                                        & TAYLOR, LLP


                                        /s/ C. Barr Flinn
                                        ----------------------------------------
                                        C. Barr Flinn (# 4092)
                                        Christian Douglas Wright (# 3554)
                                        Kathaleen McCormick (# 4579)
                                        The Brandywine Building
                                        1000 West Street, 17th Floor
                                        Wilmington, Delaware  19801
OF COUNSEL:                             (302) 571-6600
                                        Attorneys for Plaintiffs
Tariq Mundiya, Esquire
Anna M. Hershenberg, Esquire
WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, N.Y. 10019-6099

Dated: January 23, 2008










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